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                                                                  Exhibit (a)(3)

                                  LABTEC INC.
                     1499 S.E. Tech Center Place, Suite 350
                          Vancouver, Washington 98683

                               February 23, 2000

Dear Stockholder:

   As you know, Labtec Inc. has entered into an agreement and plan of merger with Logitech International S.A. pursuant to which an indirect wholly owned subsidiary of Logitech has commenced an offer to exchange for each share of Labtec common stock (1) $11.00, net to the seller in cash, and (2) a fraction of an American depositary share of Logitech equal to $7.00 divided by the average closing bid price of a Logitech ADS as reported by Bloomberg Financial Markets (or such other source as Labtec and Logitech shall agree) on the 20 consecutive trading days ending on and including the trading day that is three business days prior to the day on which the offer expires, but not less than .2234 of a Logitech ADS (if this average closing bid price exceeds $31.34) or more than .2730 of a Logitech ADS (if this average closing bid price is less than $25.64).

   The offer is conditioned upon, among other things, a minimum of 67% of the shares of Labtec common stock on a fully diluted basis being tendered in the offer and not withdrawn and the receipt of regulatory approvals. The offer will be followed by a merger in which each share of Labtec common stock not purchased in the offer will be converted into the right to receive the same amount of cash and fraction of a Logitech ADS that is being paid in the offer.

   Your board of directors has determined that the offer and the merger are advisable and in the best interests of Labtec and its stockholders, has approved the offer, the merger and the merger agreement and the transactions contemplated thereby, and recommends that Labtec's stockholders accept the offer and tender their shares of Labtec common stock pursuant to the offer.

   In arriving at its recommendation, your board of directors considered a number of factors, as described in the attached Schedule 14D-9, including the written opinion of Goldsmith, Agio, Helms Securities, Inc., that as of the date of such opinion the consideration to be received by the holders of shares of Labtec common stock pursuant to the merger agreement is fair from a financial point of view to Labtec's stockholders. A copy of Goldsmith Agio Helms' written opinion, which sets forth the assumptions made, procedures followed and matters considered by Goldsmith Agio Helms in rendering its opinion, can be found in Annex A to the Schedule 14D-9. You should read the opinion carefully and in its entirety.

   Enclosed are Logitech's preliminary prospectus dated February 23, 2001, Letter of Transmittal and related documents. These documents set forth the terms and conditions of the offer and provide information on how to tender your Labtec shares to Logitech. The Schedule 14D-9 describes in more detail the reasons for your board's conclusions and contains other information relating to the offer. We urge you to consider this information carefully.

                                          Very truly yours,

                                          /s/ Robert G. Wick

                                          Robert G. Wick
                                          President and Chief Executive
                                           Officer